UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

KEYCORP

(Name of Subject Company (Issuer) and Filing Person (Offeror))

7.750% Non-Cumulative Perpetual Convertible Preferred Stock, Series A

(Title of Class of Securities)

493267405

(CUSIP Number of Class of Securities)

Daniel R. Stolzer

Deputy General Counsel

KeyCorp

127 Public Square

Cleveland, Ohio 44114-1306

Telephone: (216) 689-6300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Daniel G. Berick, Esq. James J. Barresi, Esq. Squire, Sanders & Dempsey L.L.P. 127 Public Square Suite 4900 Cleveland, Ohio 44114 (216) 479-8500	William G. Farrar, Esq. Andrew R. Gladin, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Telephone: (212) 558-4000 Facsimile: (212) 558-1600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$319,666,020.50	$17,837,37

*	This valuation assumes the exchange of 5,035,300 shares of 7.750% Non-Cumulative Perpetual Convertible Preferred Stock, Series A, par value $1.00 per share and $100 liquidation preference per share (the “Series A Preferred Stock”) of KeyCorp, for common shares of KeyCorp, par value $1.00 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the average of the high and low prices of the Series A Preferred Stock of $63.485 as of June 2, 2009 as reported on the New York Stock Exchange.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Rate Advisory #5 for Fiscal Year 2009, effective March 11, 2009, equals $55.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$17,837.37	Filing Party:	KeyCorp
Form or Registration No.:	Schedule TO	Date Filed:	June 3, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
☒	Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO filed on June 3, 2009, as amended on June 12, 2009 and June 29, 2009 (the “Schedule TO”), by KeyCorp, an Ohio corporation, pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with an offer by KeyCorp to exchange any and all of its 5,035,300 outstanding shares of 7.750% Non-Cumulative Perpetual Convertible Preferred Stock, Series A, par value $1.00 per share and $100 liquidation preference per share (the “Series A Preferred Stock”) for its common shares, par value $1.00 per share (the “Common Shares”), on the terms and subject to the conditions described in the Offer to Exchange (as supplemented or amended, the “Offer to Exchange”) and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as amended or supplemented from time to time, together constitute the “Exchange Offer” and which are filed as exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

All information in the Offer to Exchange, including all schedules and annexes thereto, which was previously filed with the Schedule TO, is hereby expressly incorporated by reference in this Amendment No. 3 in response to all items required in the Schedule TO, except that such information is hereby amended and restated to the extent specifically provided for herein. All capitalized terms used in this Amendment No. 3 and not otherwise defined have the respective meanings ascribed to them in the Offer to Exchange as amended or supplemented. This Amendment No. 3 is the final amendment to the Schedule TO and is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(3) under the Exchange Act.

Item 4(a) of Schedule TO is hereby amended and supplemented by adding the following thereto:

On July 1, 2009, KeyCorp issued a press release announcing the final results of the Exchange Offer, which expired at 11:59 pm, New York City time, on June 30, 2009. The full text of KeyCorp’s press release, relating to the announcement of the final results of the Exchange Offer, is filed herewith as Exhibit (a)(5)(C) and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(C)         Press Release, dated July 1, 2009.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2009	KEYCORP

	By:	/s/ Daniel R. Stolzer
	Name:	Daniel R. Stolzer
	Title:	Deputy General Counsel

EXHIBIT INDEX

(a)(1)(A)*	Offer to Exchange, dated June 3, 2009.

(a)(1)(B)*	Form of Letter of Transmittal

(a)(1)(C)*	Form of Notice of Withdrawal

(a)(1)(D)*	Form of Letter to Clients

(a)(1)(E)*	Form of Letter to The Depository Trust Company Participants

(a)(5)*	Press Release, dated June 3, 2009.

(a)(5)(B)*	Press Release, dated June 29, 2009.

(a)(5)(C)	Press Release, dated July 1, 2009.

(d)(1)*	Form of Certificate for Series A Preferred Stock, incorporated herein by reference to Exhibit 4(a) filed with KeyCorp’s Current Report on Form 8-K filed with the SEC on June 18, 2008.

*	Previously filed.